Exhibit 99.2

LETTER TO REGISTERED HOLDERS OF COMMON STOCK

SIMON WORLDWIDE, INC.

Up to [—] Shares of Common Stock To Be Issued Upon Exercise of Subscription Rights

[—], 2013

Dear Shareholder:

This letter is being distributed by Simon Worldwide, Inc. (“we”, “our” or the “Company”) in connection with the offering (the “Rights Offering”) by the Company of shares of our common stock (“Common Stock”), which will be issued upon the exercise of non-transferable subscription rights (the “Subscription Rights”), which are being distributed, at no cost, to all holders of record of Common Stock as of 5:00 p.m., Eastern Time, on [—], 2013 (the “Record Date”). The Subscription Rights and the Rights Offering are described in the prospectus dated [—], 2013, which is enclosed with this letter (the “Prospectus”).

In the Rights Offering, we are offering up to an aggregate of [—] shares of Common Stock to be issued upon the exercise of the Subscription Rights, which is described further in the Prospectus. The Subscription Rights will expire, if not exercised earlier, at 5:00 p.m., Eastern Time, on [—], 2013, unless we elect, in our sole discretion, to extend the period of the Rights Offering beyond this date (as such date may be extended, the “Expiration Date”).

As described in the Prospectus, you will receive one Subscription Right for each whole share of Common Stock you owned on the Record Date. Each whole Subscription Right entitles you to purchase 0.[—] shares of Common Stock (the “Basic Subscription Right”) at a subscription price of $[—] per share. Subscription Rights may only be exercised in whole numbers. Fractional shares or cash in lieu of fractional shares will not be issued. Instead, fractional shares resulting from the exercise of Subscription Rights will be eliminated by rounding down to the nearest whole share. For example, if you owned [—] shares of Common Stock on the Record Date, you would receive [—] Subscription Rights and would have the right to purchase [—] shares of Common Stock for $[—] per share pursuant to your Basic Subscription Right.

In addition, if you exercise your Basic Subscription Right in full, you will be eligible to subscribe to purchase additional shares of Common Stock, subject to the conditions and limitations described further in the Prospectus (the “Over-Subscription Privilege”). We offer no assurances that any subscription requests that you may submit pursuant to the Over-Subscription Privilege will be fulfilled in whole or in part.

You will be required to submit payment in full for all of the shares of Common Stock you wish to buy under your Basic Subscription Right and pursuant to the Over-Subscription Privilege to Computershare Trust Company, N.A. (the “Subscription Agent”), by no later than 5:00 p.m., Eastern Time, on the Expiration Date. Any fractional shares of Common Stock resulting from the exercise of your Subscription Rights, including under the Basic Subscription Right and the Over-Subscription Privilege, will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments that you may pay to the Subscription Agent in the Rights Offering will be returned, without interest or penalty, to you by the Subscription Agent as soon as practicable following the completion of the Rights Offering.

Your Subscription Rights are evidenced by a subscription rights certificate and election form in your name (the “Subscription Rights Certificate and Election Form”). Your Subscription Rights are non-transferable, meaning that you may not sell, transfer or assign your Subscription Rights Certificate and Election Form to anyone else.

Enclosed for your additional information are copies of the following documents:

•	Prospectus;

•	A Subscription Rights Certificate and Election Form;

•	Instructions For Use of Simon Worldwide, Inc. Subscription Rights Certificate and Election Form; and

•	A return envelope addressed to the Subscription Agent.

The first three documents listed above provide additional information on the Rights Offering, the Company and the steps you must take if you wish to exercise all or some of your Subscription Rights. You should carefully read all of these documents in their entirety.

Your prompt action is requested. To exercise your Subscription Rights, you must deliver your properly completed and signed Subscription Rights Certificate and Election Form, together with payment in full of the total subscription amount that is required for all of the shares that you intend to purchase under your Basic Subscription Right and any additional shares that you wish to purchase pursuant to the Over-Subscription Privilege, to the Subscription Agent as described further in the Prospectus. Your properly completed and signed Subscription Rights Certificate and Election Form accompanied by full payment of your total subscription amount, must be received by the Subscription Agent, and your payment must clear, by no later than 5:00 p.m., Eastern Time, on the Expiration Date. Once you have exercised your Subscription Rights, you may not cancel, revoke or otherwise amend the exercise of your Subscription Rights (unless we are required by law to permit revocation). Any Subscription Rights that are not exercised prior to 5:00 p.m., Eastern Time, on the Expiration Date will expire and you will have no further rights under your Subscription Rights Certificate and Election Form.

Additional copies of the enclosed materials may be obtained from Georgeson Inc., which is acting as our Information Agent in the Rights Offering. You may also contact Georgeson Inc., if you have any questions on the Rights Offering or require any assistance in exercising your Subscription Rights, by telephone, if you are located within the U.S. at (800) 509-0976 or, if you are located outside the U.S., (781) 575-3340 (collect).

Very truly yours,

SIMON WORLDWIDE, INC.